Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF THE
RESTATED CERTIFICATE OF INCORPORATION
OF
REPLIDYNE, INC.
     REPLIDYNE, INC. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:
     FIRST: The name of the Corporation is Replidyne, Inc. A Certificate of Incorporation of the Corporation originally was filed by the Corporation with the Secretary of State of Delaware on December 6, 2000.
     SECOND: This Certificate of Amendment amends the Restated Certificate of Incorporation of the Corporation and was duly adopted by the board of directors of the Corporation in accordance with the provisions of Sections 141 and 242 of the DGCL.
     THIRD: The text of the Restated Certificate of Incorporation of the Corporation is hereby amended as follows:
     1. Article I of the Restated Certificate of Incorporation of the Corporation is hereby amended and restated as follows:
     “The name of this corporation is Cardiovascular Systems, Inc.”
     2. Article IV of the Restated Certificate of Incorporation of the Corporation is hereby amended and restated as follows:
     “A. Without regard to any other provision of this Restated Certificate of Incorporation, each one (1) share of Common Stock, either issued and outstanding or held by the corporation as treasury stock, immediately prior to the time this Certificate of Amendment becomes effective shall be and is hereby automatically reclassified and changed (without any further act) into one-tenth of a fully-paid and nonassessable share of Common Stock; provided, that no fractional shares shall be issued to any stockholder and no certificates or scrip for any such fractional shares shall be issued, each stockholder otherwise entitled to receive a fractional share shall receive the next lower whole number of shares of Common Stock, and the corporation shall pay in cash the dollar amount of such fractional shares (to the nearest whole cent), without interest, determined in each case by multiplying such fraction by the closing price of a share of Common Stock on the NASDAQ Global Market on the date immediately preceding the date on which this Certificate of Amendment becomes effective.
     B. This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the corporation is authorized to issue is one hundred and five million (105,000,000)

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shares. One hundred million (100,000,000) shares shall be Common Stock, each having a par value of one-tenth of one cent ($.001). Five million (5,000,000) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($.001).
     C. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby expressly authorized to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the DGCL. The Board of Directors is also expressly authorized to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.
     D. Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).”
     FOURTH: Thereafter pursuant to a resolution of the board of directors of the Corporation, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted at a special meeting of the stockholders in accordance with the provisions of Section 242 of the DGCL.

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     IN WITNESS WHEREOF, Replidyne, Inc. has caused this Certificate of Amendment to be signed by its duly authorized officer this 25th day of February, 2009.

Replidyne, Inc.
By:	/s/ Kenneth J. Collins
Kenneth J. Collins
President and Chief Executive Officer

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